FAIRFAX  News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, November 28, 2017

Not for distribution to U.S. news wire services or dissemination in the United States.

FAIRFAX LAUNCHES C$650 MILLION SENIOR NOTES OFFERING
Toronto, Ontario (November 28, 2017) – Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announces that it intends to offer C$650 million in aggregate principal amount of Senior Notes due 2027 (the "Offering") to be priced at $99.992 per $100 principal amount. The Senior Notes will be offered through a syndicate of dealers to be led by BMO Capital Markets and RBC Capital Markets, as joint bookrunners, and including CIBC World Markets Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc. and Desjardins Securities Inc., as agents. The Senior Notes will be unsecured obligations of Fairfax and will pay a fixed rate of interest of 4.25% per annum.
Fairfax intends to use the net proceeds of the Offering to refinance or repay outstanding debt or other corporate obligations of Fairfax and its subsidiaries and for general corporate purposes. This may include the redemption or repurchase of certain of Fairfax's previously issued senior unsecured notes. As of the date of this press release, Fairfax has not made any determination as to the specific debt or other obligations to be repaid, nor the amount, timing or method of repayment. Any repurchase of senior notes will be subject to market conditions, and there can be no assurance that senior notes will be available for repurchase on terms acceptable to Fairfax. Any proceeds not used to refinance or repay debt or other corporate obligations will be used to augment Fairfax's cash position, to pursue potential acquisition opportunities, to increase short-term investments and marketable securities held at the holding company level and/or for other general corporate purposes.
Fairfax intends to file a prospectus supplement to its short form base shelf prospectus dated October 19, 2017 (the "Base Shelf Prospectus") in respect of the Offering with the applicable Canadian securities regulatory authorities. Details of the Offering will be set out in the prospectus supplement which will be available on the SEDAR website for Fairfax at www.sedar.com.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from the registration requirements. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended.
Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbor" provisions of applicable Canadian securities laws. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the failure to successfully complete the Offering; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we and our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.